UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                                  Bluefly, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    096227103
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                                 (CUSIP Number)


                                         with a copy to:
  Prentice Capital Management, LP        Mathew Hoffman, Esq.
  623 Fifth Avenue, 32nd Floor           Lowenstein Sandler PC
  New York, New York 10022               1251 Avenue of the Americas, 18th Floor
  (212) 756-8040                         New York, New York 10020
  Attention: Michael Zimmerman           (212) 262-6700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2009
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     096227103
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1.   Name of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                  Prentice Capital Management, LP
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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

                  (a)   [ ]
                  (b)   [X]
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3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

                  Not applicable
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):
                  [ ]
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6.   Citizenship or Place of Organization:

                  Delaware
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   Number of                          7. Sole Voting Power:                    0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:          3,038,629
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:               0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:     3,038,629
                                         ---------------------------------------
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,038,629
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):   16.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):   PN
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

Cusip No.     096227103
--------------------------------------------------------------------------------
1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                  Michael Zimmerman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

                  (a)   [ ]
                  (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

                  Not applicable
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                  [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:

                  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:          3,038,629
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:               0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:     3,038,629
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,038,629
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):   16.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on June 15, 2006 by Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.01 per share, of Bluefly, Inc., a Delaware corporation (the "Company") with its principal executive offices located at 42 West 39th Street, New York, New York. Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Amendment.


Item 2.   Identity and Background.

          (a)  This Amendment is filed on behalf of the Reporting Persons.

          (b) The address of the principal business office of each of the Reporting Persons is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

          (c) The principal business of Prentice Capital Management is to serve as investment manager to investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., Prentice Special Opportunities, LP, Prentice Special Opportunities Offshore, Ltd. and Prentice Special Opportunities Master, L.P.) and manage investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Amendment. The principal business of Mr. Zimmerman is to act as the Managing Member of (i) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (ii) Prentice Capital GP, LLC, the general partner of certain investment funds, and (iii) Prentice Capital GP II, LLC, the general partner of Prentice Capital GP II, LP, which is the general partner of certain other investment funds. As such, he may be deemed to control Prentice Capital Management and the investment funds and managed accounts and therefore may be deemed to be the beneficial owner of the Shares reported in this Amendment.

          (d) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or partners has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or partners has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Prentice Capital Management is a Delaware limited partnership. Mr. Zimmerman is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration.

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.


Item 4.   Purpose of Transaction

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.


Item 5.   Interest in Securities of the Issuer.

          (a) According to information provided to the Reporting Person by the Company, the number of Shares outstanding was 18,552,737 as of December 21, 2009, after giving effect to the transactions described in Item 6 below which closed on December 21, 2009. Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 3,038,629 Shares, representing approximately 16.4% of the Company's outstanding Shares.

          (b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 3,038,629 Shares.

          (c) During the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

          (d) The limited partners or shareholders of the private investment funds and the entities for which Prentice Capital Management and Mr. Zimmerman manages investments in managed accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

          On December 21, 2009, the Company and Rho Ventures VI, LLP ("Rho Ventures") entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which the Company agreed to issue and sell to Rho Ventures up to an aggregate of 8,823,529 newly issued shares of Common Stock for a per share price of $1.70, in two separate transactions. The initial transaction contemplated by the Purchase Agreement closed on December 21, 2009 (the "Initial Closing Date"), and 2,786,337 shares of Common Stock were issued to Rho Ventures. The closing of the second transaction shall take place following approval by the Company's stockholders of (i) the issuance of such remaining shares, (ii) an amendment to the Company's certificate of incorporation to provide for a classified board consisting of three classes of directors with staggered terms, and (iii) the issuance of warrants required to be issued to Rho Ventures under certain circumstances relating to the unavailability of a registration statement pursuant to the terms of the registration rights agreement referenced herein.

          In connection with the Purchase Agreement, on the Initial Closing Date, Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., S.A.C. Capital Associates, LLC, GPC XLIII, LLC and PEC I, LLC (collectively, the "Prentice Parties") entered into an Amended and Restated Voting Agreement (the "Restated Voting Agreement") with Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd, (collectively, the "Maverick Parties"), Quantum, Industrial Partners LDC ("QIP"), SFM Domestic Investments, LLC ("SFM" and together with QIP, the "Soros Parties"), Rho Ventures and the Company, pursuant to which, (A) subject to certain minimum ownership thresholds, (i) the Soros Parties have the right to designate two members of the Board of Directors of the Company (the "Board of Directors"),

(ii) Rho Ventures has the right to designate two members of the Board of Directors, (iii) the Maverick Parties have the right to designate one member of the Board of Directors, and (iv) the Prentice Parties (other than SAC) have the right to designate one member of the Board of Directors, and (B) each of the Soros Parties, the Maverick Parties, the Prentice Parties and Rho Ventures agree to vote in favor of the election to the Board of Directors the designees of the other parties to the Restated Voting Agreement. In addition, the Company agreed in the Restated Voting Agreement to appoint certain of the director designees of the Soros Parties, the Maverick Parties, the Prentice Parties and Rho Ventures on the Board of Directors to certain committees of the Board of Directors. The Soros Parties, the Maverick Parties, and the Prentice Parties agreed to vote in favor of the issuance of the remaining shares to Rho Ventures and for the restructuring of the Board of Directors as set forth in the Restated Voting Agreement.

          In the Restated Voting Agreement, the Prentice Parties and the Maverick Parties agreed that, subject to certain exceptions, they will not, for a period of 90 days from the Initial Closing Date, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to any shares of capital stock of the Company owned by them (the "Lock-Up Restrictions"). Furthermore, if Rho Ventures or another person introduced by Rho Ventures, makes an offer to the Prentice Parties or Maverick Parties (as applicable) to purchase at least 100% of the Shares held by the Prentice Parties or 50% of the Shares held by the Maverick Parties on December 21, 2009 on pricing terms no less favorable than those in the Purchase Agreement, and otherwise satisfying certain other specified conditions, and the Prentice Parties or the Maverick Parties (as applicable) do not accept such offer, then the Prentice Parties (other than SAC) or the Maverick Parties (as applicable) will continue to be subject to the Lock-Up Restrictions until the one year anniversary of the Initial Closing Date.

          The Soros Parties and Rho Ventures have agreed that, subject to certain exceptions, they will not, for a period of one year after the Initial
Closing Date, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to any shares of capital stock of the Company owned by them.

          Additionally, on the Initial Closing Date, the Company, the Prentice Parties, the Soros Parties, the Maverick Parties and Rho Ventures entered into a Registration Rights Agreement (the "Registration Rights Agreement"). Under the terms of the Registration Rights Agreement, the Company agreed to (i) file a registration statement with respect to the shares of Common Stock issued to Rho Ventures pursuant to the Purchase Agreement, (ii) grant Rho Ventures piggy-back registration rights applicable in certain circumstances upon an underwritten offering by the Company and the right to two demand registrations, (iii) terminate all registration rights previously granted by the Company to the Prentice Parties, the Maverick Parties, and the Soros Parties, and replace such registration rights with the registration rights set forth in the Registration Rights Agreement, and (iv) subject to the receipt of stockholder approval therefor, issue warrants to Rho Ventures under certain circumstances relating to the unavailability of a registration statement covering the shares of Common Stock issued to Rho Ventures under the Purchase Agreement.

          The foregoing descriptions of the Restated Voting Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the instruments filed as exhibits to this Amendment, which are incorporated by reference to this Item 6.

          Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have previously entered into an agreement with respect to the joint filing of the initial statement on Schedule 13D, and any amendment or amendments thereto, which is attached as an exhibit to the Reporting Persons' initial statement on Schedule 13D and is incorporated by reference herein.

          Except as otherwise set forth herein or as previously reported on the initial Schedule 13D filed by the Reporting Persons, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.


Item 7.   Material to be Filed as Exhibits.

          Exhibit A - Amended and Restated Voting Agreement, dated as of December 21, 2009, by and among Bluefly, Inc., Quantum Industrial Partners LDC, SFM Domestic Investments, LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd., Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., S.A.C. Capital Associates, LLC, GPC XL III, LLC, PEC I, LLC and Rho Ventures VI, L.P.

          Exhibit B - Registration Rights Agreement, dated as of December 21, 2009, by an among Bluefly, Inc., Quantum Industrial Partners LDC, SFM Domestic Investments, LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd., Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., GPC XL III, LLC, PEC I, LLC, S.A.C. Capital Associates, LLC, and Rho Ventures VI, L.P.

                                    Signature

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 28, 2009

PRENTICE CAPITAL MANAGEMENT, LP




By: /s/ Michael Zimmerman
   ----------------------------------------
    Name:  Michael Zimmerman
    Title:  Investment Manager

MICHAEL ZIMMERMAN




 /s/ Michael Zimmerman
----------------------------------------
 Michael Zimmerman




      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)